UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                        Planet Polymer Technologies, Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    727044109
              -----------------------------------------------------
                                 (CUSIP Number)

                              David M. Hayes, Esq.
                                 c/o Agway Inc.
                                  P.O. Box 4933
                          Syracuse, New York 13221-4933
                                  315-449-6436
          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 31, 1999
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box    .
   ---
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No. 727044109

------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Agway Inc.
         (I.R.S. Identification No. 15-0277720)
------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |x|
                                                        (b) |  |
------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------

(4)  SOURCE OF FUNDS*

        AF

------------------------------------------------------------------------

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)
                                      -----
------------------------------------------------------------------------

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

-------------------------------------------------------------------------
NUMBER OF        (7) SOLE VOTING POWER                0 shares
 SHARES          --------------------------------------------------------
BENEFICIALLY     (8) SHARED VOTING POWER              3,000,000 shares
 OWNED BY        --------------------------------------------------------
   EACH          (9) SOLE DISPOSITIVE POWER           0 shares
 REPORTING       --------------------------------------------------------
PERSON WITH      (10) SHARED DISPOSITIVE POWER        3,000,000 shares
-------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,000,000 shares
-------------------------------------------------------------------------

-------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

-------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36%
-------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO

-------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP No. 727044109

-------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Agway Financial Corporation
         (I.R.S. Identification No. 06-1174232)
-------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |x|
                                                        (b) |  |
-------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------

(4)  SOURCE OF FUNDS*

     WC

-------------------------------------------------------------------------

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)
                                      --------
-------------------------------------------------------------------------

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

-------------------------------------------------------------------------
 NUMBER OF        (7) SOLE VOTING POWER                 0 shares
  SHARES          -------------------------------------------------------
BENEFICIALLY      (8) SHARED VOTING POWER               3,000,000 shares
 OWNED BY          ------------------------------------------------------
   EACH           (9) SOLE DISPOSITIVE POWER            0 shares
 REPORTING         ------------------------------------------------------
PERSON WITH       (10) SHARED DISPOSITIVE POWER         3,000,000 shares
-------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000 shares
-------------------------------------------------------------------------

-------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

-------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36%
-------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO

-------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP No.727044109
-------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Agway Holdings Inc.
       (I.R.S. Identification No. 06-1174231)

-------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |X|
                                                        (b) |  |
-------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)
                                       --------
-------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------
 NUMBER OF       (7) SOLE VOTING POWER                   0 shares
  SHARES         --------------------------------------------------------
BENEFICIALLY     (8) SHARED VOTING POWER                 3,000,000 shares
 OWNED BY        --------------------------------------------------------
   EACH          (9) SOLE DISPOSITIVE POWER              0 shares
 REPORTING       --------------------------------------------------------
PERSON WITH      (10) SHARED DISPOSITIVE POWER           3,000,000 shares
-------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,000,000 shares
-------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
-------------------------------------------------------------------------

-------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36%
-------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------

Item 1. Security and Issuer. This Schedule relates to the Common Stock, no par value, of Planet Polymer Technologies, Inc.. The Issuer's principal executive offices are located at 9985 Businesspark Avenue, Suite A, San Diego, CA 92131.

Item 2.   Identity and Background.

(a) This Schedule is filed on behalf of (i) Agway Inc., a Delaware corporation ("Agway"); (ii) Agway Financial Corporation, a Delaware corporation and wholly owned subsidiary of Agway ("AFC"); and (iii) Agway Holdings Inc., a Delaware corporation and wholly owned subsidiary of AFC ("AHI"). Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons." Information required by items 2 through 6 of this Schedule is also being provided regarding the directors and executive officers of Agway, AFC and AHI (the "Individuals").

(b) The principal office and business address of the Reporting Persons is c/o Agway Inc., 333 Butternut Drive, DeWitt, NY 13214.

(c) Agway is an agricultural cooperative that is directly engaged in manufacturing, processing, distribution and marketing of products and services to its farmer-members and other customers, primarily in the Northeastern United States and Ohio. In addition, Agway is involved in retail and wholesale sales of farm supplies, yard and garden products, pet food and pet supplies; repackaging and marketing of produce; and processing and marketing sunflower seeds. Agway, through certain of its subsidiaries, is involved in the distribution of petroleum products; lease financing; the underwriting and sale of certain types of property and casualty insurance; and the sale of health insurance.

AFC is a wholly owned subsidiary of Agway whose principal business consists of securing financing through bank borrowings and the issuance of corporate debt instruments to provide funds for general corporate purposes to Agway and its direct subsidiaries and to AHI and AHI's subsidiaries.

AHI is a wholly owned subsidiary of AFC and is a holding company for various subsidiaries involved in distribution of petroleum products; leasing financing; the underwriting and sale of certain types of property and casualty insurance; and the sale of health insurance.


The names and certain information regarding the directors and executive officers of Agway, AFC and AHI are set forth in Exhibit G.

(d)  N/A

(e)  N/A

(f)   Agway is a Delaware corporation.
      AFC is a Delaware corporation.
      AHI is a Delaware corporation.
      The Individuals are all United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

See Item 5.

Item 4.   Purpose of the Transaction.

An increase in beneficiary ownership of the officers and directors of Agway Inc., AFC and AHI was caused by the purchase of common stock during a window period between August 18, 1999 and August 31, 1999. See Item 5.

Item 5.   Interest in Securities of the Issuer.

As of August 31, 1999, the officers, directors and other named employees (the "Individuals") of Agway Inc., AFC and AHI (the "Reporting Persons") beneficially owned 52,530 shares or 0.8% of common stock of the Issuer (the "Securities"). The Individuals purchased these Securities during a window period between August 18, 1999 and August 31, 1999 under the policies of Agway. The Individuals purchased such Securities with their own personal cash assets.

The Individuals of the Reporting Persons have purchased such Securities solely for personal investment purposes, and there is no agreement with Agway, or among such persons, as to the voting or disposition of the Securities.

Under the Stock Purchase Agreement, the Reporting Persons, including the Individuals, are prohibited from owning more than forty-five percent (45%) of the Issuer's common stock outstanding at the time of such acquisition or acquisition agreement.

The Reporting Persons disclaim any beneficial ownership over the Securities purchased by the Individuals.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.   Materials to be Filed as Exhibits:

Exhibit G - Information Regarding Directors and Executive Officers of Agway, AFC
            and AHI.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 15, 1999



                    /s/
                    --------------------------
                    Agway Inc.
                    by:  Peter J. O'Neill
                     Senior Vice President
                     Finance & Control


                   /s/
                   ---------------------------
                   Agway Financial Corporation
                   by:  Peter J. O'Neill
                    Vice President & Director

                   /s/
                   ---------------------------
                   Agway Holdings Inc.
                   by:  Peter J. O'Neill
                    Vice President & Director